Filed by Franklin Financial Network, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Franklin Financial Network, Inc.

On January 21, 2020, J. Myers Jones III, Chief Executive Officer of Franklin Financial Network, Inc. (“Franklin”), distributed the following communication to the Franklin employees. The communication contained information regarding the proposed merger between Franklin and FB Financial Corporation.

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Good afternoon all,

Just a few moments ago, as you will see in the attached notice, we publicly announced that Franklin Financial Network and Franklin Synergy Bank have entered into a definitive merger agreement with FB Financial Corporation, and its subsidiary, FirstBank.

Through strong collaboration and consideration, our Board of Directors and Executive Management team have taken tremendous care in making this decision, and firmly believe that our planned combination with our new partners at FirstBank represents a tremendous opportunity for our company and communities, and that we will truly be better together.

We are excited to join the FirstBank family, with whom we share so many similarities and common ground. Our focus will remain concentrated on our customers, and our ability to serve their needs will be stronger than ever.

You’re likely already wondering, what does this mean for me? Mergers bring change to both organizations, and with change comes questions. We will work as diligently as possible to answer those questions for you and recognize that we are only at the beginning of an exciting and sometimes uncertain process. We’re committed to open, straightforward communication and it will always be our goal to keep you as informed as possible, as quickly as possible. We graciously ask for your patience and your confidence as we move forward with our new partners at FirstBank.

This is an exciting story about service, growth and innovation in one of the most dynamic markets in the country. As a combined bank with a motivated, hard-working and experienced team, we will have even greater banking resources to offer our clients and greater value to deliver our shareholders. More importantly, once our banks combine, we hope to be an even greater place to work.

Thank you for all you have done and for all you will continue to do!

Myers

J. Myers Jones III

Chief Executive Officer

722 Columbia Avenue

Franklin, TN 37064

615.236.8352

myers.jones@franklinsynergy.com

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger, FB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”). The registration statement will contain the joint proxy statement of Franklin and FB Financial to be sent to the FB Financial and Franklin shareholders seeking their approvals in connection with the merger and the issuance of FB Financial common stock in the merger. The registration statement will also contain the prospectus of FB Financial to register the shares of FB Financial common stock to be issued in connection with the merger. A definitive joint proxy statement/prospectus will also be provided to FB Financial and Franklin shareholders as required by applicable law. Investors and shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, as well as any other relevant documents filed by FB Financial and Franklin with the SEC, including any amendments or supplements to the registration statement and other documents filed with the SEC, because they will contain important information about the proposed merger, Franklin, and FB Financial. The registration statement and other documents filed with the SEC may be obtained for free on the SEC’s website (www.sec.gov). The definitive proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com, or by contacting Franklin Investor Relations at (615) 236-8327 or investors@franklinsynergy.com. This communication does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

FB Financial, Franklin, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Franklin shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of Franklin may be found in the definitive proxy statement for Franklin’s 2019 annual meeting of shareholders, filed with the SEC by Franklin on April 12, 2019, and other documents subsequently filed by Franklin with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with FB Financial (which we refer to as the “FB Financial merger”), and FB Financial’s and Franklin’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Franklin’s control. The inclusion of these forward-looking statements should not be regarded as a representation by FB Financial, Franklin or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial and Franklin caution shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements, and further information regarding FB Financial, Franklin and factors which could affect the forward-looking statements contained herein can be found in FB Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC, and in Franklin’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Many of these factors are beyond FB Financial’s and Franklin’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither FB Financial nor Franklin undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial or Franklin to predict their occurrence or how they will affect FB Financial or Franklin.

FB Financial and Franklin qualifies all of their forward-looking statements by these cautionary statements.